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SEC FILE NUMBER
0-18492

CUSIP NUMBER
87815U204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TeamStaff, Inc.

Full Name of Registrant

Former Name if Applicable

1 Executive Drive, Suite 130

Address of Principal Executive Office (Street and Number)
Somerset, NJ 08873

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TeamStaff, Inc. (the “Registrant”) files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended September 30, 2009 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to its inability to complete its financial statements in sufficient time so as to allow for a complete review of its financial statements by the Audit Committee of the Board and its current independent registered public accounting firm. The Registrant anticipates that it will file its Form 10-K no later than fifteenth calendar day following the prescribed filing date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Cheryl Presuto	(727)	329-5552
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is filing this Form 12b-25 for a 15-day extension for filing its Annual Report on Form 10-K for the period ended September 30, 2009 (“FY 2009”) to enable its management to complete the financial statements so as to allow for a complete review of its financial statements by the Audit Committee of the Board and its independent registered public accounting firm. Management expects however that financial results may significantly vary compared to the fiscal year ended September 30, 2008 (“FY 2008”) due in part to the timing of the recently announced disposition of the operating assets of its TeamStaff Rx subsidiary.

In FY 2008, the Registrant reported revenues of $73.3 million, which included approximately $14.1 million of revenues related to TeamStaff Rx. For FY 2009, the Registrant will report the results of operations of TeamStaff Rx as discontinued operations. For FY 2009, the Registrant expects to report gross revenues from continuing operations of approximately $46.0 million and revenues from discontinued operations of approximately $8.4 million. Although the Registrant expects to report a decrease in net income from continuing operations for FY 2009, due to the timing of the recently announced asset disposition, it is not currently in a position to quantify such change. As the Company has not been able to have its independent registered public accounting firm complete its review of the Form 10-K as of the date hereof, the foregoing information is subject to adjustment.

Teamstaff, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2009	By	/s/ Cheryl Presuto

Cheryl Presuto
Chief Financial Officer